Filed Pursuant to Rule 433
Registration No. 333-145947
September 11, 2007
Hasbro, Inc.
Supplementary Information
     The following additional terms will be applicable to each series of notes described in Hasbro, Inc.’s preliminary prospectus supplement, dated September 10, 2007.
Interest Rate Adjustments:
If the rating on the notes from Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. (“S&P”), or Fitch Ratings (“Fitch”) is a rating set forth in the immediately following table, the per annum interest rate on the notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Rating		Rating Agency
Levels	Moody’s	S&P	Fitch	Percentage
1	Ba1	BB+	BB+	0.25%
2	Ba2	BB	BB	0.50%
3	Ba3	BB-	BB-	0.75%
4	B1 or below	B or below	B or below	1.00%

If any of Moody’s, S&P or Fitch subsequently increases its rating with respect to the notes to any of the threshold ratings set forth above, the per annum interest rate on such notes will be decreased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages applicable to the lowest two ratings levels of Moody’s , S&P and Fitch in effect immediately following the increase. In determining the increase or decrease, if any, the percentage applicable to the lowest two ratings levels of Moody’s , S&P and Fitch shall be used. Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or Fitch, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on a series of notes be reduced below the interest rate set forth on the cover page of this prospectus supplement, and (2) the total increase in the per annum interest rate on a series of notes exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement.
If any of two of Moody’s, S&P or Fitch ceases to provide a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above.
No adjustments in the interest rate of the notes shall be made solely as a result of Moody’s, S&P or Fitch ceasing to provide a rating. If all of Moody’s, S&P and Fitch cease to provide a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance.
Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.
The interest rates on a series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the series of notes becomes rated A3, A- or A- or higher by any two of Moody’s, S&P and Fitch, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by both such rating agencies.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.